SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Releases dated April 5, 2006.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE	FOR IMMEDIATE RELEASE

Stock Market Symbols

GIB.SV.A (TSX)

GIB (NYSE)

CGI-AMS announces new AMS Advantage® contracts totaling more than US$100 million

• Partners with the City of New York to enhance AMS Advantage® solution to further integrate and improve management systems

• AMS Advantage® ERP solution suite selected by Wake County, North Carolina

Fairfax, Virginia – April 5, 2006 – CGI-AMS Inc., the wholly-owned U.S. operating subsidiary of CGI Group Inc., today announced seven-year contract signings totaling more than US$100 million by leading local governments for its AMS Advantage® ERP Suite. The City of New York, the largest municipal government in the U.S., has committed to implementing the latest version of AMS Advantage® to serve as the foundation for its enterprise-wide financial management and budgetary control systems. In addition, Wake County, North Carolina, widely regarded as one of the fastest growing and best managed counties in the country, has chosen the AMS Advantage® ERP Suite to support the county’s human resources, finance, and budget systems.

“With government best practices embedded in the solution, the AMS Advantage® suite is tailored to meet the unique administrative needs of state and local public sector entities,” said Donna Morea, president of CGI-AMS. “Having the largest city as well as one of the best managed counties select our solution is testament of our ability to bring real incremental value to our clients. These contracts represent the commitment public sector entities are making to proactively find solutions to improve government efficiency and better serve citizens.”

The City of New York is one of many jurisdictions that are currently using the AMS Advantage® suite who have committed to upgrading their capabilities. The City and CGI-AMS are working together to incorporate several significant enhancements into future releases of the AMS Advantage® solution to further improve the City’s management systems with a reduced total cost of ownership. The recently signed seven-year contract is an innovative public/private partnership that enables the City to influence the solution’s improvements, while customizing it to meet their specific needs by adding functionality that can then be shared with other jurisdictions. In addition to the customization, CGI-AMS will provide integration services to support dynamic interactions between these newer AMS Advantage® capabilities and the legacy ERP systems of the City, including previously independent Department of Education systems that can now be consolidated into a single city-wide system.

As a key component of Wake County’s enterprise-wide technology vision, CGI-AMS will provide software, implementation services and ongoing maintenance support to improve each system’s research and reporting capabilities, reduce data redundancies and paper, and provide users with timely access to information. As the second most populous county in North Carolina, Wake consists of 12 municipalities and includes Raleigh, the county seat and state capital, and has received numerous national and state awards for its financial and budget management practices. They are one of only 22 counties in the nation with an AAA bond rating by all three major rating agencies.

AMS Advantage® is a flexible, open architecture solution that automates document workflow, decreases paperwork, improves customer service and facilitates decision-making. It employs a government fund accounting model as its foundation, using open web technology standards to simplify system deployment and integration with external systems. The flexible design lowers risk, total cost of ownership, and other processes expressly designed for government. It is used by more than 190 public sector clients, 47 of which have already committed to implementing the new Web-based AMS Advantage® 3+ solutions. CGI-AMS incorporates more than 35 years of government experience and knowledge in the public sector market.

About CGI-AMS

CGI-AMS Inc. is the wholly-owned U.S. operating subsidiary of CGI Group Inc. Founded in 1976, CGI Group Inc. (“CGI”) is the eighth largest independent information technology and business process services firm in the world. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States of America (“US”), Europe, Asia Pacific as well as from centers of excellence in Canada, the US, Europe and India. CGI's annualized revenue run rate is currently CDN$3.6 billion (US$3.1 billion) and at December 31, 2005, CGI's order backlog was CDN$12.9 billion (US$11.1 billion), or $14.0 billion (US$12 billion) including the BCE contract extensions signed in January 2006. CGI's shares are listed on the TSX (GIB.SV.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices.

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.’s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.’s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

Investor relations

Lorne Gorber, vice-president, investor relations

(514) 841-3355

Media relations

John Alejandro, director, corporate communications

(703) 267-5931

PRESS RELEASE	FOR IMMEDIATE RELEASE

Stock Market Symbols

GIB.SV.A (TSX)

GIB (NYSE)

Wake County, North Carolina, Selects CGI-AMS Advantage ERP Suite

• AMS Advantage® ERP solution suite selected by Wake County, North Carolina, to achieve a “paperless” future

Fairfax, Virginia – April 5, 2006 – CGI-AMS Inc., the wholly-owned U.S. operating subsidiary of CGI Group Inc. (CGI) (TSX: GIB.SV.A; NYSE: GIB), earlier today announced that it has been selected by Wake County, North Carolina, widely regarded as one of the fastest growing and best managed counties in the country, as its partner to integrate the web-based AMS Advantage® ERP Suite to support the county’s human resources, finance, and budget systems.

As a key component of Wake County’s enterprise-wide technology vision, the new US$9.5 million contract for software, implementation services and ongoing maintenance support will be provided by CGI-AMS to improve each system’s research and reporting capabilities, reduce data redundancies and paper, and provide users with timely access to information.

“The County was seeking an all-encompassing government-centric solution to elevate us to the next level of convenience and service excellence for all of our stakeholders,” said Melinda Canady, director of finance, Wake County. “We performed an extensive evaluation of all the solutions currently on the market and found AMS Advantage® to be the platinum standard for public sector ERP systems.”

With government best practices embedded in the solution, the AMS Advantage® suite is tailored to meet the unique administrative needs of state and local public sector entities.

“Wake County’s vision and commitment to enhancing customer service by transforming its technical operations through the integration of key services is very cutting edge,” said Nazzic Turner, senior vice president, CGI-AMS. “The county has always been at the forefront of delivering excellence to the public, and we are proud to partner with them on this important initiative.”

As the second most populous county in North Carolina, Wake consists of 12 municipalities and includes Raleigh, the county seat and state capital, and has received numerous national and state awards for its financial and budget management practices. They are one of only 22 counties in the nation with an AAA bond rating by all three major rating agencies.

AMS Advantage® is a flexible, open architecture solution that automates document workflow, decreases paperwork, improves customer service and facilitates decision-making. It employs a government fund accounting model as its foundation, using open web technology standards to simplify system deployment and integration with external systems. The flexible design lowers risk, total cost of ownership, and other processes expressly designed for government. It is used by more than 190 public sector clients, 47 of which have already committed to implementing the new Web-based AMS Advantage® 3+ solutions. CGI-AMS incorporates more than 35 years of government experience and knowledge in the public sector market.

About CGI-AMS

CGI-AMS Inc. is the wholly-owned U.S. operating subsidiary of CGI Group Inc. Founded in 1976, CGI Group Inc. (“CGI”) is the eighth largest independent information technology and business process services firm in the world. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States of America (“US”), Europe, Asia Pacific as well as from centers of excellence in Canada, the US, Europe and India. CGI's annualized revenue run rate is currently CDN$3.6 billion (US$3.1 billion) and at December 31, 2005, CGI's order backlog was CDN$12.9 billion (US$11.1 billion), or $14.0 billion (US$12 billion) including the BCE contract extensions signed in January 2006. CGI's shares are listed on the TSX (GIB.SV.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices.

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.’s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.’s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

Investor relations

Lorne Gorber

Vice-president, investor relations

(514) 841-3355

Media relations

John Alejandro

Director, corporate communications

(703) 267-5931

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC.

(Registrant)

Date: April 5, 2006	By /s/ Paule Doré

Name: Paule Doré

Title:	Executive Vice-President
and Chief Corporate Officer
and Secretary